

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 26, 2016

David S. McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

> **Re: Energy 11, L.P.**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed April 18, 2016**
> **File No. 333-197476**

Dear Mr. McKenney:

We have reviewed your post-effective amendment No. 3 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our April 13, 2016 letter.

General

1. We note your revisions in response to prior comment 1 and reissue it in part. It appears that you have filed this post-effective amendment to update information by attaching a prospectus supplement. However, given the nature of the changes cited in your Explanatory Note, including disclosing the termination of the Management Agreement, it appears that you should amend your post-effective amendment to update the base prospectus and remove those disclosures which no longer are applicable rather than simply adding a prospectus supplement. In that regard, we note Securities Act Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings" and that "when a document becomes confusing, a post-effective amendment containing a reprinted prospectus will be

required." Please refer to Sections II.B and III of Securities Act Release 33-6900, Section 20.D.4 of Industry Guide 5 and CF Disclosure Guidance: Topic No. 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources